Exhibit 99.1

RDA Microelectronics Announces Engagement of Financial Advisor,
Strategic Consultant and Legal Counsel

SHANGHAI, China, October 8, 2013 — RDA Microelectronics, Inc. (NASDAQ:RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced that its Board of Directors (the “Board”) has retained Morgan Stanley Asia Limited (“Morgan Stanley”) as its financial advisor in connection with the recently-announced unsolicited, preliminary non-binding proposal made by Shanghai Pudong Science and Technology Investment Co., Ltd. (“PDSTI”).  In such proposal, PDSTI proposed to acquire all of the outstanding ordinary shares and American Depositary Shares of the Company for US$2.5833 per share or US$15.50 per ADS.

Morgan Stanley has been retained to assist the Board in its evaluation of the proposal from PDSTI and consideration of other potential strategic alternatives.  The Board has also retained Kilometre Capital as the Company’s strategic consultant, and Wilson Sonsini Goodrich & Rosati, P.C. and Skadden, Arps, Slate, Meagher & Flom LLP as the Company’s legal counsels with respect to the PDSTI proposal and potential alternatives and general corporate advice.

The Board is continuing its review and evaluation of PDSTI’s proposal.  No decision has been made with respect to the Company’s response to the proposal.  There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com